                                    FORM 11-K

                               [x] ANNUAL REPORTS
                          PURSUANT TO SECTION 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 1997


                                       OR


                              [ ] TRANSITION REPORT
                          PURSUANT TO SECTION 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                                [NO FEE REQUIRED]

For the transition period from               to
                               -------------    --------------

Commission file number 1-9184


                        SANTA FE PACIFIC GOLD CORPORATION
                           RETIREMENT AND SAVINGS PLAN
                        ---------------------------------
                                (Title of Plans)

                              NEWMONT GOLD COMPANY
                              --------------------
                             (Issuer of Securities)

                   1700 Lincoln Street, Denver, Colorado 80203
                   -------------------------------------------
                          (Principal Executive Office)

                      SANTA FE PACIFIC GOLD CORPORATION
                          RETIREMENT AND SAVINGS PLAN

                      FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
                          AS OF DECEMBER 31, 1997 AND 1996
                      TOGETHER WITH REPORT OF INDEPENDENT
                          PUBLIC ACCOUNTANTS

                        SANTA FE PACIFIC GOLD CORPORATION

                           RETIREMENT AND SAVINGS PLAN


            INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES


                                                                                                                 Page(s)
                                                                                                                 -------
REPORTS OF INDEPENDENT PUBLIC ACCOUNTANTS                                                                          1-2

FINANCIAL STATEMENTS:

    Statement of Net Assets Available For Plan Benefits, With Fund Information,
       as of December 31, 1997                                                                                      3

    Statement of Net Assets Available For Plan Benefits, With Fund Information,
       as of December 31, 1996                                                                                      4

    Statement of Changes in Net Assets Available For Plan Benefits, With Fund Information, for the
       Year Ended December 31, 1997                                                                                5-6

NOTES TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES                                                          7-12

SCHEDULES SUPPORTING FINANCIAL STATEMENTS:

    Schedule I --    Item 27a - Schedule of Assets Held for Investment
                     Purposes, as of December 31, 1997                                                             13

    Schedule II --   Item 27b - Schedule of Loans or Fixed-Income
                     Obligations in Default or Uncollectible, as of
                     December 31, 1997                                                                             14

    Schedule III --  Item 27d - Schedule of Reportable Transactions
                     January 1, 1997 through December 31, 1997                                                     15

    Schedule IV --   Item 27e - Schedule of Non-Exempt Transactions
                     January 1, 1997 through December 31, 1997                                                     16

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Participants and Administration Committee of the Santa Fe Pacific Gold Corporation Retirement and Savings Plan:

We have audited the accompanying statement of net assets available for plan benefits, with fund information, of the SANTA FE PACIFIC GOLD CORPORATION RETIREMENT AND SAVINGS PLAN (the "Plan") as of December 31, 1997, and the related statement of changes in net assets available for plan benefits, with fund information, for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1997 and the changes in net assets available for plan benefits, for the year then ended, in conformity with generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes, loans or fixed-income obligations in default or uncollectible, reportable transactions and non-exempt transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statement of net assets available for plan benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                               /s/ Arthur Andersen LLP



Denver, Colorado,
    June 26, 1998.

                        Report of Independent Accountants





May 5, 1997


To the Participants and
Administration Committee of
Santa Fe Pacific Gold Corporation
Retirement and Savings Plan

In our opinion, the accompanying statement of net assets available for plan benefits, with fund information, presents fairly, in all material respects, the net assets available for plan benefits of the Santa Fe Pacific Gold Corporation Retirement and Savings Plan at December 31, 1996, in conformity with generally accepted accounting principles. This financial statement is the responsibility of the Plan's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether this financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.

Our audit was performed for the purpose of forming an opinion on the basic financial statement taken as a whole. The fund information in the statement of net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits of each fund. The fund information has been subjected to the auditing procedures applied in the audit of the basic financial statement and, in our opinion, is fairly stated in all material respects in relation to the basic financial statement taken as a whole.





                                     /s/ PRICE WATERHOUSE LLP

                        SANTA FE PACIFIC GOLD CORPORATION

                           RETIREMENT AND SAVINGS PLAN


   STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION

                             AS OF DECEMBER 31, 1997
                                 (in thousands)

                                                Vanguard
                                               Bond Index                                      Vanguard         Vanguard
                                                 Fund -        Vanguard        Vanguard      LifeStrategy     LifeStrategy
                                               Total Bond    Index Trust-   International    Portfolios -     Portfolios -
                                                 Market           500           Growth       Conservative        Growth
                                                Portfolio      Portfolio      Portfolio         Growth         Portfolio
                                               ----------    ------------   -------------    ------------     -------------
INVESTMENT FUNDS, at fair value:
    Mutual funds                                    $ 2          $8,010          $2,068        $  -                 $21
    Collective trust                                  -            -               -              -                  -
    Employer stock funds                              -            -               -              -                  -
    Participant loans                                 -            -               -              -                  -
                                                    ---         -------         -------          ---                ---
              Total investment funds                  2           8,010           2,068           -                  21
                                                    ---         -------         -------          ---                ---
CONTRIBUTIONS RECEIVABLE:
    Employer contributions                            -              51              13            2                  2
    Participants' contributions                       -              85               8            4                  4
    Loan repayments                                   -              27               4            2                  -
                                                    ---         -------         -------          ---                ---
              Total contributions receivable          -             163              25            8                  6
                                                    ---         -------         -------          ---                ---
NET ASSETS AVAILABLE FOR PLAN
     BENEFITS                                       $ 2          $8,173          $2,093         $  8                $27
                                                     ==           =====           =====          ===                 ==

                                                              Vanguard
                                                 Vanguard       Money
                                               LifeStrategy     Market                                                   Vanguard
                                               Portfolios -   Reserves -      Vanguard      Vanguard/                   Retirement
                                                 Moderate       Prime       U.S. Growth     Wellington    Vanguard/      Savings
                                                  Growth      Portfolio      Portfolio         Fund       Windsor II      Trust
                                               ------------- -----------    ------------    -----------   ----------    ----------
INVESTMENT FUNDS, at fair value:
    Mutual funds                                     $16        $4,943         $4,239        $5,173         $6,604      $   -
    Collective trust                                  -           -              -             -              -           14,598
    Employer stock funds                              -           -              -             -              -             -
    Participant loans                                 -           -              -             -              -             -
                                                     ---       -------        -------       -------        -------      --------
              Total investment funds                  16         4,943          4,239         5,173          6,604        14,598
                                                     ---       -------        -------       -------        -------      --------
CONTRIBUTIONS RECEIVABLE:
    Employer contributions                            18            48           -             -              -             -
    Participants' contributions                       27            69           -             -              -             -
    Loan repayments                                   10            28           -             -              -             -
                                                     ---       -------        -------       -------        -------      --------
              Total contributions receivable          55           145           -             -              -             -
                                                     ---       -------        -------       -------        -------      --------
NET ASSETS AVAILABLE FOR PLAN
     BENEFITS                                        $71        $5,088         $4,239        $5,173         $6,604       $14,598


                                                 Newmont
                                                  Mining       Newmont
                                                  Stock       Gold Stock   Participant
                                                   Fund          Fund         Loans         Total
                                                 --------     ----------   -----------     --------
INVESTMENT FUNDS, at fair value:
    Mutual funds                                  $  -          $  -           $  -         $31,076
    Collective trust                                 -             -              -          14,598
    Employer stock funds                            2,750         1,286           -           4,036
    Participant loans                                -             -             4,228        4,228
                                                  -------       -------        -------     --------
              Total investment funds                2,750         1,286          4,228       53,938
                                                  -------       -------        -------     --------
CONTRIBUTIONS RECEIVABLE:
    Employer contributions                           -               18           -             152
    Participants' contributions                      -               12           -             209
    Loan repayments                                  -                7            (78)          -
                                                  -------       -------        -------     --------
              Total contributions receivable         -               37            (78)         361
                                                  -------       -------        -------     --------
NET ASSETS AVAILABLE FOR PLAN
     BENEFITS                                      $2,750        $1,323         $4,150      $54,299

  The accompanying notes to financial statements and supplemental schedules are an integral part of this statement.

                        SANTA FE PACIFIC GOLD CORPORATION

                           RETIREMENT AND SAVINGS PLAN


   STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION

                             AS OF DECEMBER 31, 1996
                                 (in thousands)

                                                                               Vanguard
                                                                                 Money
                                                 Vanguard        Vanguard        Market
                                               Index Trust-   International    Reserves -     Vanguard      Vanguard/
                                                   500            Growth         Prime      U.S. Growth     Wellington   Vanguard/
                                                Portfolio       Portfolio      Portfolio     Portfolio         Fund      Windsor II
                                               ------------    ------------    ----------   ------------    -----------  ----------
INVESTMENT FUNDS, at fair value:
    Mutual funds                                  $5,011          $2,055        $3,520         $3,255         $3,681      $4,321$
    Collective trust                                -               -             -              -              -           -
    Employer stock funds                            -               -             -              -              -           -
    Participant loans                               -               -             -              -              -           -
                                                 -------         -------       -------        -------        -------      -------
              Total investment funds               5,011           2,055         3,520          3,255          3,681        4,321
                                                 -------         -------       -------        -------        -------      -------
CONTRIBUTIONS RECEIVABLE:
    Employer contributions                             7               3             5              4              4            6
    Participants' contributions                       16              10            10             10             10           14
    Interest                                          15               5            18              8             10           10
                                                 -------         -------       -------        -------        -------      -------
              Total contributions receivable          38              18            33             22             24           30
                                                 -------         -------       -------        -------        -------      -------
NET ASSETS AVAILABLE FOR PLAN
    BENEFITS                                      $5,049          $2,073        $3,553         $3,277         $3,705       $4,351
                                                   =====           =====         =====          =====          =====        =====


                                                    Vanguard      SFPGC
                                                   Investment     Common
                                                    Contract      Stock      Participant
                                                     Trust         Fund         Loans           Total
                                                   -----------    -------    -----------       -------
INVESTMENT FUNDS, at fair value:
    Mutual funds                                        -         $  -         $  -            $21,843
    Collective trust                                  14,338         -            -             14,338
    Employer stock funds                                -           5,204         -              5,204
    Participant loans                                   -            -           2,825           2,825
                                                    --------      -------      -------        --------
              Total investment funds                  14,338        5,204        2,825          44,210
                                                    --------      -------      -------       ---------
CONTRIBUTIONS RECEIVABLE:
    Employer contributions                                10            4         -                 43
    Participants' contributions                           19            8         -                 97
    Interest                                              47            7         -                120
                                                    --------      -------      -------       ---------
              Total contributions receivable              76           19         -                260
                                                    --------      -------      -------       ---------
NET ASSETS AVAILABLE FOR PLAN
    BENEFITS                                         $14,414       $5,223       $2,825         $44,470
                                                    ========      =======      =======       =========

  The accompanying notes to financial statements and supplemental schedules are an integral part of this statement.

                        SANTA FE PACIFIC GOLD CORPORATION

                           RETIREMENT AND SAVINGS PLAN


         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS,
                             WITH FUND INFORMATION

                      FOR THE YEAR ENDED DECEMBER 31, 1997
                                 (in thousands)


                                                                       Vanguard
                                                                         Bond                                        Vanguard
                                                                      Index Fund-     Vanguard       Vanguard      LifeStrategy
                                                                      Total Bond    Index Trust-   International   Portfolios -
                                                                        Market           500          Growth       Conservative
                                                                       Portfolio      Portfolio      Portfolio        Growth
                                                                      -----------   ------------   -------------   ------------
ADDITIONS TO NET ASSETS ATTRIBUTED TO:

    Contributions-
       Employer                                                            $ -        $    478            $  191           $2
       Participant                                                           -           1,011               382            4
       Participant loan repayments                                           -             293                85            2
                                                                            --         -------           -------           --
                                                                             -           1,782               658            8
    Investment income (loss)-
       Interest and dividend income                                          -             154                90            -
       Net appreciation (depreciation) of fair value of investments          -           1,627                 9            -
                                                                            --         -------           -------           --
                                                                             -           1,781                99            -
                                                                            --         -------           -------           --
              Total additions                                                -           3,563               757            8
                                                                            --         -------           -------           --
DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
    Distributions to participants                                            -          (1,172)             (394)           -
    Administrative fees and other, net                                       -              (2)               (1)           -
                                                                            --         -------           -------           --
              Total deductions                                               -          (1,174)             (395)           -
                                                                            --         -------           -------           --
INTERFUND TRANSFERS, net                                                     2             735              (342)           -
                                                                            --         -------           -------           --
              Net increase (decrease)                                        2           3,124                20            8

NET ASSETS AVAILABLE FOR PLAN BENEFITS, beginning of period                  -           5,049             2,073            -
                                                                            --         -------           -------           --
NET ASSETS AVAILABLE FOR PLAN BENEFITS, end of period                       $2          $8,173            $2,093           $8
                                                                            ==         =======           =======           ==

                                                                                                         Vanguard
                                                                         Vanguard         Vanguard         Money
                                                                       LifeStrategy     LifeStrategy      Market
                                                                       Portfolios -     Portfolios -    Reserves -
                                                                          Growth          Moderate         Prime
                                                                         Portfolio         Growth        Portfolio
                                                                       -------------    ------------    -----------
ADDITIONS TO NET ASSETS ATTRIBUTED TO:

    Contributions-
       Employer                                                               $ 2            $18          $    524
       Participant                                                              4             28               799
       Participant loan repayments                                              1             10               234
                                                                              ---            ---           -------
                                                                                7             56             1,557
    Investment income (loss)-
       Interest and dividend income                                             1              1               234
       Net appreciation (depreciation) of fair value of investments            (1)            (1)             -
                                                                              ---            ---           -------
                                                                               -              -                234
                                                                              ---            ---           -------
              Total additions                                                   7             56             1,791
                                                                              ---            ---           -------
DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
    Distributions to participants                                              -              -               (539)
    Administrative fees and other, net                                         -              -                 (1)
                                                                              ---            ---           -------
              Total deductions                                                 -              -               (540)
                                                                              ---            ---           -------
INTERFUND TRANSFERS, net                                                       20             15               284
                                                                              ---            ---           -------
              Net increase (decrease)                                          27             71             1,535

NET ASSETS AVAILABLE FOR PLAN BENEFITS, beginning of period                    -              -              3,553
                                                                              ---            ---           -------
NET ASSETS AVAILABLE FOR PLAN BENEFITS, end of period                         $27            $71            $5,088
                                                                              ===            ===           =======


  The accompanying notes to financial statements and supplemental schedules are an integral part of this statement.

                        SANTA FE PACIFIC GOLD CORPORATION

                           RETIREMENT AND SAVINGS PLAN


         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS,
                             WITH FUND INFORMATION

                      FOR THE YEAR ENDED DECEMBER 31, 1997
                                 (in thousands)

                                                                                                                 Vanguard
                                                                       Vanguard       Vanguard/                 Retirement
                                                                      U.S. Growth     Wellington    Vanguard/    Savings
                                                                       Portfolio         Fund       Windsor II    Trust
                                                                      -----------     ----------    ----------  ----------
ADDITIONS TO NET ASSETS ATTRIBUTED TO:

    Contributions-
       Employer                                                        $    285        $   372       $   410    $   1,103
       Participant                                                          614            798           839        1,513
       Participant loan repayments                                          139            155           188          588
                                                                       --------       --------      --------     --------
                                                                          1,038          1,325         1,437        3,204
    Investment income (loss)-                                         ---------       --------      --------     --------
       Interest and dividend income                                         165            442           598          883
       Net appreciation (depreciation) of fair value of investments         716            467           928         -
                                                                       --------       --------      --------     --------
                                                                            881            909         1,526          883
                                                                       --------       --------      --------     --------
              Total additions                                             1,919          2,234         2,963        4,087
                                                                       --------       --------      --------     --------
DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
    Distributions to participants                                          (609)          (468)       (1,018)      (1,441)
    Administrative fees and other, net                                     -                (1)           (1)          (5)
                                                                       --------       --------      --------     --------
              Total deductions                                             (609)          (469)       (1,019)      (1,446)
                                                                       --------       --------      --------     --------
INTERFUND TRANSFERS, net                                                   (348)          (297)          309       (2,457)
                                                                       --------       --------      --------     --------
              Net increase (decrease)                                       962          1,468         2,253          184

NET ASSETS AVAILABLE FOR PLAN BENEFITS, beginning of period               3,277          3,705         4,351       14,414
                                                                       --------       --------      --------     --------
NET ASSETS AVAILABLE FOR PLAN BENEFITS, end of period                    $4,239         $5,173        $6,604      $14,598
                                                                       ========       ========      ========     ========

                                                                        Newmont
                                                                         Mining       Newmont
                                                                         Stock       Gold Stock  Participant
                                                                          Fund          Fund        Loans        Total
                                                                        --------     ----------  -----------   ---------
ADDITIONS TO NET ASSETS ATTRIBUTED TO:

    Contributions-
       Employer                                                         $    95       $   223   $     -        $   3,703
       Participant                                                          194           308         -            6,494
       Participant loan repayments                                           30           100        (1,825)       -
                                                                        -------       -------      --------    ---------
                                                                            319           631        (1,825)      10,197
    Investment income (loss)-                                           -------       -------      --------    ---------
       Interest and dividend income                                        -                3           279        2,850
       Net appreciation (depreciation) of fair value of investments        (393)         (227)        -            3,125
                                                                        -------       -------      --------    ---------
                                                                           (393)         (224)          279        5,975
                                                                        -------       -------      --------    ---------
              Total additions                                               (74)          407        (1,546)      16,172
                                                                        -------       -------      --------    ---------
DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
    Distributions to participants                                          (465)          (18)         (208)      (6,332)
    Administrative fees and other, net                                     -             -            -              (11)
                                                                        -------       -------      --------    ---------
              Total deductions                                             (465)          (18)         (208)      (6,343)
                                                                        -------       -------      --------    ---------
INTERFUND TRANSFERS, net                                                 (1,934)          934         3,079        -
                                                                        -------       -------      --------    ---------
              Net increase (decrease)                                    (2,473)        1,323         1,325        9,829

NET ASSETS AVAILABLE FOR PLAN BENEFITS, beginning of period               5,223          -            2,825       44,470
                                                                        -------       -------      --------    ---------
NET ASSETS AVAILABLE FOR PLAN BENEFITS, end of period                   $ 2,750        $1,323        $4,150      $54,299
                                                                        =======       =======      ========    =========

  The accompanying notes to financial statements and supplemental schedules are an integral part of this statement.

                        SANTA FE PACIFIC GOLD CORPORATION

                           RETIREMENT AND SAVINGS PLAN


            NOTES TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

                               DECEMBER 31, 1997


(1)    DESCRIPTION OF THE PLAN

The following brief description of the Santa Fe Pacific Gold Corporation Retirement and Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

       General

The Plan is a defined contribution plan established on January 1, 1990, for the benefit of Santa Fe Pacific Gold Corporation's ("SFPGC") full-time hourly employees. The SFPGC's salaried employees participated in a defined contribution plan sponsored by Santa Fe Pacific Corporation ("SFP"), SFPGC's former parent. The Plan was amended and restated effective July 1, 1994, to allow substantially all salaried and hourly employees to participate upon completion of thirty days of service (the "Participants"). Approximately $12.8 million of assets relating to the SFPGC's salaried employees were transferred into the Plan from the SFP plan as of that date.

On May 5, 1997, SFPGC merged with Newmont Mining Corporation ("NMC"). In connection with the merger, each share of SFPGC's common stock, including shares held by the Plan was converted into 0.43 shares of NMC common stock.

The Plan was sponsored by SFPGC until the merger with NMC. In connection with the merger, Newmont Gold Company (the "Company"), an affiliate of NMC, assumed sponsorship of the Plan on May 5, 1997. The Plan is administered by the administration committee, the members of which are selected by the Company's Board of Directors.

       Eligibility and Contributions

Employees are eligible to participate in the Plan upon completion of thirty days of compensated service. Participants may contribute annually up to 12% of their eligible compensation on a pre-tax basis, after-tax basis or combination thereof. All such contributions are made by means of regular payroll deductions. Pre-tax participant contributions are limited by the Internal Revenue Code ("IRC") to $9,500 during 1997. The Company will match 100% of the first 4% of each Participant's pre-tax contributions up to a maximum contribution of $6,000 per year. The Company also provides an Employer Retirement contribution equal to 2% of pre-tax compensation for eligible hourly employees. Total annual additions under the Plan and all other plans sponsored by the Company are limited to the lesser of 25% of eligible compensation or $30,000. Annual additions are defined as the participant's contributions, the Company's matching contributions and the Employer Retirement contributions.

       Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's matching and Employer Retirement contributions plus actual earnings thereon is based on years of service as follows:

                 Years of Service                                    Vested Percentage
                 ----------------                                    -----------------
                  Less than 1                                                  0%
                  Between 1 and 2                                             20%
                  Between 2 and 3                                             40%
                  Between 3 and 4                                             60%
                  Between 4 and 5                                             80%
                  5 or more                                                  100%

At December 31, 1997 and 1996, forfeited nonvested accounts approximated $190,000 and $11,000, respectively. These accounts are used to reduce future Company contributions. During 1997, Company contributions were not reduced by forfeited nonvested accounts.

The Plan provides that the Trustee may accept from a participant a contribution representing distributions from another plan which meets the requirements of
Section 401(a) of the IRC. Such "rollover contributions" shall be fully vested and shall not be subject to, or affect in any way, the maximum annual contribution limitation.

       Participant Accounts

Each Participant's account is credited with the Participant's pre-tax and after-tax contributions, Company's matching contributions, Employer Retirement contributions, if applicable, and an allocation of Plan earnings.

       Payment of Benefits

Upon termination of service, a Participant may elect to receive either a lump sum amount equal to the value of the vested interest in his or her account or on an installment basis as described in the Plan.

       Investment Options

Upon enrollment in the Plan, Participants may direct their contributions along with Company contributions in 10% increments in any of the following investment options:

     o Vanguard Bond Index Fund - Total Bond Market Portfolio: Seeks to provide a high level of interest income by attempting to match the performance of the unmanaged Lehman Brothers Aggregate Bond Index, a widely recognized measure of the entire taxable U.S. bond market.

     o Vanguard Index Trust - 500 Portfolio: Seeks to provide long-term growth of capital and income from dividends by holding all of the 500 stocks that make up the unmanaged Standard & Poor's 500 Composite Stock Price Index, a widely recognized benchmark of U.S. stock market performance.

     o Vanguard International Growth Portfolio: Seeks to provide long-term growth of capital by investing in stocks of high-quality, seasoned companies based outside the United States. Stocks are selected from more than 15 countries.

     o Vanguard LifeStrategy Portfolios - Conservative Growth: Seeks to provide a high level of income and moderate long-term growth of capital and income by investing in five Vanguard funds: a domestic stock fund, an international stock fund, two bond funds, and an asset allocation fund. The Portfolio's asset allocation ranges are expected to be 25%-50% stocks, 30%-55% bonds, and 20%-45% short-term reserves.

     o Vanguard LifeStrategy Portfolios - Growth Portfolio: Seeks to provide long-term growth of capital by investing in four Vanguard funds: a domestic stock fund, an international stock fund, a bond fund, and an asset allocation fund. The Portfolio's asset allocation ranges are expected to be 60%-90% stocks, 10%-35% bonds, and 0%-25% cash reserves.

     o Vanguard LifeStrategy Portfolios - Moderate Growth: Seeks to provide a reasonable level of income and long-term growth of capital and income by investing in four Vanguard funds: a domestic stock fund, an international stock fund, a bond fund, and an asset allocation fund. The Portfolio's asset allocation ranges are expected to be 45%-70% stocks, 30%-55% bonds, and 0%-25% cash reserves.

     o Vanguard Money Market Reserves - Prime Portfolio: Seeks to provide high income and a stable share price of $1 investing in short-term, high-quality money market instruments issued by financial institutions, non-financial corporations, the U.S. Government, and federal agencies.

     o Vanguard U.S. Growth Portfolio: Seeks to provide long-term growth of capital by investing in large, high-quality, seasoned U.S. companies with records of exceptional growth and above-average prospects for future growth.

     o Vanguard/Wellington Fund: Seeks to provide income and long-term growth of capital, without undue risk to capital, by investing about 65% of its assets in stocks and the remaining 35% in bonds.

     o Vanguard/Windsor II: Seeks to provide long-term growth of capital and income from dividends by investing in a diversified group of out-of-favor stocks of large-capitalization companies. The stocks generally sell at a price below the overall market average compared to their dividend income and future return potential.

     o Vanguard Retirement Savings Trust (formerly Vanguard Investment Contract Trust): Seeks to provide a high level of income and a stable share value of $1. (This investment is neither insured nor guaranteed by the U.S. Government, and there is no assurance that it will maintain a stable share value of $1). The Trust invests in investment contracts issued and backed by financial institutions. It also invests in "alternative" investment contracts backed by high-quality bonds and bond mutual funds owned by the Trust.

     o Newmont Mining Stock Fund (formerly SFPGC Common Stock Fund): Seeks to provide the potential for long-term growth through increases in the value of the stock and reinvestment of its dividends. This fund invested in SFPGC common stock until May 5, 1997. At such time each share held by the Plan was converted into 0.43 shares of the NMC common stock. Subsequent to the conversion, this fund was closed to additional investments.

     o Newmont Gold Stock Fund: Seeks to provide the potential for long-term growth through increases in the value of the stock and reinvestment of its dividends.


The fair market value of individual investments that represent 5% or more of the Plan's total investments as of December 31, 1997 or 1996 are as follows:

                                                                              1997              1996
                                                                       ----------------   ---------------
                                                                                (in thousands)
                  Vanguard Index Trust-500 Portfolio                          $8,010           $5,011
                  Vanguard Money Market Reserves-
                     Prime Portfolio                                           4,943            3,520
                  Vanguard U.S. Growth Portfolio                               4,239            3,255
                  Vanguard/Wellington Fund                                     5,173            3,681
                  Vanguard/Windsor II                                          6,604            4,321
                  Vanguard Retirement Savings Trust                           14,598           14,338
                  Newmont Mining Stock Fund                                    2,750            5,204
                  Participant Loans                                            4,228            2,825


       Participant Loans

The Plan allows participants to borrow up to 50% of their vested account balance up to a maximum of $50,000. Interest is based on the higher of the blended fixed interest rate for the Vanguard Investment Contract Trust or the prime rate plus 1% on the first day of the quarter in which the loan is made. Loans are repaid by payroll deduction and interest is credited to the Participant's accounts. The loans are secured by the Participant's entire interest in the Plan.

(2)    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting. The preparation of the financial statements in conformity with generally accepted accounting principles requires the Plan's management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from these estimates.

       Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at yearend. Units of the Retirement Savings Trust are valued at net asset value at yearend. The Company stock fund is valued at its yearend unit closing price (comprised of yearend market price plus uninvested cash position). Participant loans are valued at cost which approximates fair value.

The Plan invests in a collective trust (the Vanguard Retirement Savings Trust) which invests in guaranteed investment contracts and other alternative investment contracts. The investment contracts are carried in the collective trust's audited financial statements at fair value. Fair value approximates contract value, which represents contributions made plus interest accrued at the contract rate, less withdrawals.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

Net realized and unrealized appreciation (depreciation) is recorded in the accompanying statement of changes in net assets available for plan benefits as net appreciation (depreciation) in fair value of investments.

       Payment of Benefits

Benefits are recorded when paid.

       Administrative Expenses

All administrative expenses of the Plan are paid by the Company except for approximately $8,000 in contract administrator fees which were paid by the Plan for the year ended December 31, 1997.

(3)    PLAN AMENDMENT AND TERMINATION

The Plan may be amended at any time; however, no such amendment may adversely affect the rights of Participants in the Plan with respect to contributions made prior to the date of the amendment. Company matching contributions may be discounted and participation by the Company in the Plan may be terminated at any time. In the event the Plan is terminated, each Participant will receive the full amount of Plan assets in their account. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA") applicable to defined contribution plans.

(4)    TAX STATUS

The Trust established under the Plan is qualified under the Internal Revenue Code as exempt from Federal income taxes and a favorable determination letter has been received from the IRS dated January 30, 1996. The Plan has been amended since receiving this determination, however, the Plan administrator and the Plan's legal counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, they believe that the Plan is qualified and the related Trust is tax exempt as of the financial statement date.

(5)    RELATED PARTY TRANSACTIONS

Certain plan investments represent units of collective investment funds and shares of mutual funds managed by an affiliate of Vanguard Fiduciary Trust Company, the Plan's Trustee. Also, certain plan investments are shares of NMC common stock and Newmont Gold Company common stock, the sponsor of the Plan. Accordingly, the purchase and sale of such shares represent party-in-interest transactions. Such transactions are exempt under ERISA.

(6)    RISKS AND UNCERTAINTIES

The Plan provides for various investment options in registered investment companies, a collective trust and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risks associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for plan benefits.

(7)     NONEXEMPT PROHIBITED TRANSACTIONS

The Company failed to remit employee deferral contributions and loan repayments withheld from Participants' wages to the Plan within the period of time required under ERISA (see Schedule IV).

(8)    SUBSEQUENT EVENT

Effective January 1, 1998, the Plan merged into the Newmont Gold Company Retirement Savings Plan (formerly the Newmont Gold Company Salaried Retirement Savings Plan) and the trusts formed under and in accordance with the provisions of the Plan and the Newmont Gold Company Retirement Savings Plan were merged and consolidated into one trust.

                                                                     SCHEDULE I

                        SANTA FE PACIFIC GOLD CORPORATION

                           RETIREMENT AND SAVINGS PLAN


           ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                             AS OF DECEMBER 31, 1997


                                                                                           Market              Cost
        Name of Issuer or Party Involved                 Description of Assets              Value              Basis
------------------------------------------------  -----------------------------       ---------------     ---------------
* VBIF-Total Bond Market Portfolio                Registered Investment Company           $     2,008       $     2,008
* Vanguard Index Trust-500 Portfolio              Registered Investment Company             8,010,270         5,794,677
* Vanguard Int'l Growth Portfolio                 Registered Investment Company             2,067,358         1,981,659
* Vanguard LifeStrategy Portfolios-
      Conservative Growth                         Registered Investment Company                   117               117
* Vanguard LifeStrategy Portfolios-Growth         Registered Investment Company                20,447            21,155
* Vanguard LifeStrategy Portfolios-
      Moderate Growth                             Registered Investment Company                16,019            16,528
* VMMR-Prime Portfolio                            Registered Investment Company             4,942,825         4,942,825
* Vanguard U.S. Growth Portfolio                  Registered Investment Company             4,239,179         3,312,204
* Vanguard/Wellington Fund                        Registered Investment Company             5,173,202         4,453,228
* Vanguard/Windsor II                             Registered Investment Company             6,604,096         5,370,535
* Vanguard Retirement Savings Trust               Common/Collective Trust                  14,598,142        14,598,142
* Newmont Mining Stock Fund                       Company Common Stock                      2,749,905         2,859,706
* Newmont Gold Stock Fund                         Company Common Stock                      1,286,504         1,498,545
* Participant Loans                               (Interest rates ranging
                                                  from 7% - 10%)                            4,228,027         4,228,027
                                                                                          -----------       -----------
      Total asset held for investment purposes                                            $53,938,099       $49,079,356
                                                                                          ===========       ===========


*Represents a party-in-interest (see Note 5).


          The accompanying notes are an integral part of this schedule.

                                                                    SCHEDULE II

                        SANTA FE PACIFIC GOLD CORPORATION

                           RETIREMENT AND SAVINGS PLAN


            ITEM 27b - SCHEDULE OF LOANS OR FIXED-INCOME OBLIGATIONS
                          IN DEFAULT OR UNCOLLECTIBLE

                             AS OF DECEMBER 31, 1997




                                            Amount received during
                                  Original     reporting year              Unpaid
                                   Amount   ---------------------      Balance at end
Identify and address of obligor   of Loan   Principal    Interest          of Year
--------------------------------- --------  ---------    --------       --------------
Alger, Russell J., Arizona        $  1,320   $  445       $   9         $          8
Benavides, Abundio C., California    2,000      137          47                1,863
Blake, Gary A., Arizona              2,480       --          --                2,480
Breit, Shelly, Nevada                1,000       80           8                  920
Camacho, Alberto G., California      9,000      455         594                8,076
Christopherson, Alan L., Nevada     19,700       54         152               19,646
Fernandez, Uriel, Nevada             5,000      473         258                4,527
Haaglund, David A., Nevada           8,700      476         176                7,301
Heater, Brian M., Nevada             6,030      698         263                4,091
Jimenez, Pedro J., Nevada            7,935       --          --                7,935
Lott, Cherise D., Nevada             3,117      366         164                2,244
Marquez, Raul Garcia, California     5,072      586          25                  710
Miller, Samuel A., Nevada            1,051      386          25                  164
Molina, Frederick A., Nevada         3,100       47          25                3,053
Moon, Robin L., New Mexico           4,535      491         266                4,044
Morris, Stanley, Utah                4,000    1,475         174                1,686
Petersen, Paul, Nevada               1,035      548          37                  403
Ramirez, Jose L., California         1,800      324          10                   98
Rogers, Lawrence J., Nevada          1,034      345          58                  650
Romero, Eloy, Arizona                3,000      638          10                   46
Scott, Tony Dale, Nevada             1,530      133          13                  495


                                   Detailed description of loan including dates
                                   of making and maturity, interest rate, the
                                   type and value of collateral, any
                                   renegotiation of Amount overdue the loan and         Amount overdue
                                   the terms of the renegotiation                    --------------------
Identify and address of obligor    and other material items                          Principal   Interest
---------------------------------  ------------------------------------------------  ---------   --------
Alger, Russell J., Arizona         March 27, 1996; due March, 12, 1998 at 9.5%        $    8     $   --
Benavides, Abundio C., California  June 2, 1997; due June 1, 1999 at 9.5%                233         21
Blake, Gary A., Arizona            February 24, 1997; due February 25, 2002 at 9.25%     303        163
Breit, Shelly, Nevada              December 26, 1996; due December 24, 1997 at 9.25%     833         42
Camacho, Alberto G., California    January 25, 1996; due January 23, 2006 at 9.5%        159        191
Christopherson, Alan L., Nevada    February 11, 1997; due February 12, 2002 at 9.25%   2,409      1,293
Fernandez, Uriel, Nevada           December 19, 1996; due December 17, 2001 at 9.25%     281        136
Haaglund, David A., Nevada         May 16, 1996; due May 14, 2000 at 9.25%             1,670        506
Heater, Brian M., Nevada           July 24, 1995; due July 22, 2000 at 10.0%             505        196
Jimenez, Pedro J., Nevada          May 27, 1997; due May 26, 2002 at 9.5%                527        306
Lott, Cherise D., Nevada           October 23, 1995; due October 21, 2000 at 10.0%       242         90
Marquez, Raul Garcia, California   August 7, 1996; due August 8, 2000 at 9.25%           377        130
Miller, Samuel A., Nevada          October 26, 1995; due May 25, 1998 at 9.75%           164          4
Molina, Frederick A., Nevada       June 16, 1997; due June 15, 1999 at 9.5%              598        116
Moon, Robin L., New Mexico         December 4, 1996; due November 4, 2001 at 9.25%       323        151
Morris, Stanley, Utah              May 13, 1996; due May 11, 1998 at 9.25%               689         44
Petersen, Paul, Nevada             October 21, 1996; due May 25, 1998 at 9.25%           403         10
Ramirez, Jose L., California       June 26, 1994; due April 27, 1998 at 7.25%             98          1
Rogers, Lawrence J., Nevada        October 25, 1996; due October 23, 1998 at 9.25%       128         14
Romero, Eloy, Arizona              April 4, 1994; due March 12, 1998 at 7.0%              46          1
Scott, Tony Dale, Nevada           January 25, 1995; due December 25, 1997 at 8.75%      415         22

          The accompanying notes are an integral part of this schedule.

                                                                   SCHEDULE III
                       SANTA FE PACIFIC GOLD CORPORATION

                           RETIREMENT AND SAVINGS PLAN


               ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS (a)

                    JANUARY 1, 1997 THROUGH DECEMBER 31, 1997


(a) Transactions or series of transactions in excess of 5% of the current value of the Plan's assets as of January 1, 1997, as defined in Section 2520.103-6 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA.

                                                                         Number of transactions
   Identity of                                                          -------------------------     Purchase         Selling
  Party Involved                      Description of Asset                Purchase        Sales         Price           Price
------------------             -----------------------------------      -----------    ----------    -----------      ---------
The Vanguard Group             *Vanguard Index Trust-500 Portfolio           150             -       $3,807,797      $ -
The Vanguard Group             *Vanguard Index Trust-500 Portfolio           -               173       -              2,434,409
The Vanguard Group             *Vanguard Int'l Growth Portfolio              107             -        1,270,268        -
The Vanguard Group             *Vanguard Int'l Growth Portfolio              -               150       -              1,265,498
The Vanguard Group             *VMMR-Prime Portfolio                         185             -        3,639,408        -
The Vanguard Group             *VMMR-Prime Portfolio                         -               193       -              2,215,971
The Vanguard Group             *Vanguard U.S. Growth Portfolio               141             -        1,855,918        -
The Vanguard Group             *Vanguard U.S. Growth Portfolio               -               178       -              1,588,522
The Vanguard Group             *Vanguard/Wellington Fund                     131             -        2,555,301        -
The Vanguard Group             *Vanguard/Wellington Fund                     -               164       -              1,523,314
The Vanguard Group             *Vanguard/Windsor II                          153             -        3,491,125        -
The Vanguard Group             *Vanguard/Windsor II                          -               176       -              2,141,381
The Vanguard Group             *Vanguard Retirement Savings Trust            191             -        5,634,694        -
The Vanguard Group             *Vanguard Retirement Savings Trust            -               217       -              5,374,301
Newmont Mining Corporation     *Newmont Mining Stock Fund                     60             -        1,141,426        -
Newmont Mining Corporation     *Newmont Mining Stock Fund                    -               199                      3,202,684
Newmont Gold Company           *Newmont Gold Stock Fund                       99             -        2,010,226        -
Newmont Gold Company           *Newmont Gold Stock Fund                      -                99       -                496,958


   Identity of                   Cost of           Net
  Party Involved                  Asset        Gain/(Loss)
------------------              ----------     -----------
The Vanguard Group              $3,807,797        $  -
The Vanguard Group               1,803,461         630,948
The Vanguard Group               1,270,268           -
The Vanguard Group               1,121,864         143,634
The Vanguard Group               3,639,408           -
The Vanguard Group               2,215,971           -
The Vanguard Group               1,855,918           -
The Vanguard Group               1,251,851         336,671
The Vanguard Group               2,555,301           -
The Vanguard Group               1,290,288         233,026
The Vanguard Group               3,491,125           -
The Vanguard Group               1,725,835         415,546
The Vanguard Group               5,634,694           -
The Vanguard Group               5,374,301           -
Newmont Mining Corporation       1,141,426           -
Newmont Mining Corporation       2,579,964         622,720
Newmont Gold Company             2,010,226           -
Newmont Gold Company               511,689         (14,731)

* Represents a party-in-interest (Note 5).

               The accompanying notes to financial statements are an integral part of this schedule.

                                                                    SCHEDULE IV
                       SANTA FE PACIFIC GOLD CORPORATION

                           RETIREMENT AND SAVINGS PLAN


                  ITEM 27e - SCHEDULE OF NONEXEMPT TRANSACTIONS

                    JANUARY 1, 1997 THROUGH DECEMBER 31, 1997


                                  Relationship to Plan, Employer,
Identity of Party Involved          or Other Party-in-Interest             Description of Transactions
--------------------------        -------------------------------     -----------------------------------
Newmont Gold Company                   Employer/Sponsor               Contributions not timely remitted
                                                                      to the Plan as follows - employee
                                                                      and employer contributions and
                                                                      employee loan repayments for the
                                                                      September 17, 1997 pay period were
                                                                      not remitted to the Plan until
                                                                      March 31, 1998.

Newmont Gold Company                   Employer/Sponsor               Contributions not timely remitted
                                                                      to the Plan as follows - employee
                                                                      contributions and employee loan
                                                                      repayments for the December 31, 1997
                                                                      pay period were not remitted to
                                                                      the Plan until February 18, 1998.

                                           Transaction
Identity of Party Involved                    Amount
--------------------------                 -----------
Newmont Gold Company                        $    4,240







Newmont Gold Company                          $294,172






Note: These late contributions are reflected in the accompanying financial statements as contribution and loan repayment receivables at December 31, 1997.

               The accompanying notes to financial statements are an integral part of this schedule.

                                   SIGNATURES


         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                   SANTA FE PACIFIC GOLD CORPORATION
                                    RETIREMENT AND SAVINGS PLAN



                                   By:  /s/ DAWN M. PUTATURO
                                      ------------------------------------------
                                            Dawn M. Putaturo
                                            Administration Committee Member


Dated:  June 29, 1998              By:  /s/ TIMOTHY J. SCHMITT
      --------------------            ------------------------------------------
                                            Timothy J. Schmitt
                                            Vice President, Secretary and
                                            Assistant General Counsel

                                  EXHIBIT INDEX


          Exhibit No.                                 Exhibit
          -----------                                 -------
              23                             Consent of Arthur Andersen LLP

              23.1                           Consent of Price Waterhouse LLP